Exhibit 4.26.2

Amendment Agreement

to General Agreement (Agreement # 1605) dated May 16, 1997

Moscow	December 23, 2004

The Parties to the General Agreement (Agreement # 1605) dated May 16, 1997 (the “Agreement”) have entered into this Amendment Agreement as follows:

1. Amend Clause 2.1 of the Agreement to read as follows:

“2.1 In the capacity of Impuls’ agent conclude and terminate agreements on provision of Bee Line Services both in the name of Impuls and in its own name.”

2. Add new sub-clause 2.13 to the Agreement to read as follows:

“2.13 Perform any other agency functions to fulfill its obligations hereunder.”

3. Add the following sentence to sub-clause 4.4 of the Agreement:

“The difference between the proceeds received from subscribers and the amounts paid to Impuls shall be owned by VimpelCom as of the moment the same is credited to VimpelCom’s settlement account.”

4. Add sub-clause 10.9 to clause 10 of the Agreement to read as follows:

“10.9 This Agreement is a mixed contract and comprises both the elements of agency relations and the elements of other civil law transactions, and by virtue of clause 3 Art. 421 of the Russian Civil Code the parties’ relations hereunder shall be governed, respectively, by the rules applicable to agreements the elements of which this Agreement comprises.”

This Amendment Agreement shall come into force upon approval by the Boards of Directors of OAO VimpelCom and OAO KB Impuls and shall govern the parties’ relations arising from the date of the Agreement to December 31, 2003.

KB Impuls	VimpelCom

/signed/	/signed/

A.V. Izosimov	Ye.A. Shmatova
General Director	Vice President for Finance
OAO KB Impuls	OAO VimpelCom

/SEAL/	/SEAL/